February 9, 2007

VIA EDGAR AND E-MAIL (buchmillert@sec.gov)

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Peggy Fisher, Assistant Director
Tim Buchmiller, Examiner

RE:	Inovio Biomedical Corporation Registration Statement on Form S-3 (File No. 333-140119)
(filed January 19, 2007, amended February 8, 2007)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Inovio Biomedical Corporation, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on February 12, 2007, or as soon thereafter as possible.

The Company acknowledges that:

•                  Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•                  The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Shoshannah D. Katz at (310) 552-5063 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

INOVIO BIOMEDICAL CORPORATION

Avtar Dhillon
Chief Executive Officer

cc:           Shoshannah D. Katz, Esq., K&L Gates

Inovio Biomedical Corporation · 11494 Sorrento Valley Road · San Diego, California 92121-1318
Telephone: (858) 597-6006 · Fax: (858) 597-0451